

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 2, 2016

<u>Via E-mail</u>
Philip A. Fain
Chief Financial Officer and Treasurer
Ultralife Corporation
2000 Technology Parkway
Newark, New York 14513

>   **Re: Ultralife Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed March 2, 2016**
>   **File No. 0-20852**

Dear Mr. Fain:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Kevin J. Kuhar

                    Kevin J. Kuhar
                    Accounting Branch Chief
                    Office of Electronics and Machinery